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SEC FILE NUMBER
000-22161

CUSIP NUMBER
21872Q202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Corgi International Limited

Full Name of Registrant
Not Applicable

Former Name if Applicable
Unit 711-717, 7/F., Tower A, New Mandarin Plaza,
14 Science Museum Road

Address of Principal Executive Office (Street and Number)
TST East, Kowloon, Hong Kong, S.A,R., China

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The registrant is unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2008 by the prescribed due date because its consolidated financial statements for that period have not been completed and cannot be completed by the prescribed due date without unreasonable effort and expense. The Company expects to file its Annual Report on Form 20-F within the allotted extension period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John A. Lawrence, CFO, COO and General Manager, U.S.	(925)	979-1500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the information available at this time, the Company anticipates that the net loss for the fiscal year ended March 31, 2008 (“Fiscal 2008”) will be approximately $44.9 million as compared to a net loss of $13.4 million for the fiscal year ended March 31, 2007. The loss is based primarily on an increase in year-over-year operating and non-operating expenses of approximately $38 million, inclusive of a full 12 months of operations for the three combined companies (Corgi International Limited, Master Replicas Inc. and Cards Inc. Limited), versus the inclusion of three months of operations for Corgi International Limited and Cards Inc. Limited for the prior fiscal year. The anticipated increase in expenses also includes impairment of intangibles and goodwill of approximately $8.3 million, extraordinary legal and finance fees of approximately $2.6 million, Stock Based Compensation of approximately $1.6 million and amortization of intangibles of approximately $3.3 million.
There can be no assurance that the anticipated financial results presented above will be materially consistent with the audited financial information presented in the Form 20-F. The description above is included solely to address the disclosure requirements of this Notification of Late Filing on Form 12b-25 and is not intended to be a complete discussion or analysis of results of operations for the periods covered.
This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include those statements regarding the Company’s anticipated results for Fiscal 2008. Actual results could vary materially and are subject to, among other things, subsequent events and other risks, including, without limitation, the risk factors affecting the Company’s business and financial results set forth in the Company’s other filings with the Securities and Exchange Commission. Due to those risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements contained in this Form 12b-25, which speak only as of its date, or to make predictions about future performance based solely on historical financial performance.

Corgi International Limited
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 30, 2008	By	/s/ John Lawrence

John A. Lawrence
Chief Financial Officer, Chief Operating Officer and General Manager, U.S.